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                                                                  Exhibit (a)(7)

                          THE INDIA GROWTH FUND INC.
                  ANNOUNCES COMMENCEMENT DATE OF TENDER OFFER

         NEW YORK, December 15, 2000 - The India Growth Fund Inc. (the "Fund") announced today that the Fund's tender offer (the "Tender Offer") for up to 40% of the Fund's common stock will commence on or about January 16, 2001 and terminate on or about February 16, 2001. As announced on November 10, 2000, the Tender Offer will be conducted at a price equal to the Fund's net asset value per share on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

         The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

         The Fund is a closed-end management investment company that seeks long-term capital appreciation through investment primarily in equity securities of Indian companies. The Fund is traded on the New York Stock Exchange under the trading symbol "IGF". The Fund's investment adviser is Unit Trust of India Investment Advisory Services Limited.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

Contact: Joanne Kilkeary, Mitchell Hutchins Asset Management Inc. (201-318-4141)
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